Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Quarterly dividend

The Board of Marine Harvest ASA (OSE: MHG NYSE: MHG) has resolved on the 16 February 2016 to distribute a quarterly dividend of NOK 1.40 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded including dividend up until and including the 25 February 2016.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 26 February 2016 and the expected payment date is 2 March 2016.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will have a Record Date on the 29 February 2016.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record Date on 29 February 2016 and the expected payment date is 9 March 2016.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.